United States securities and exchange commission logo





                              September 3, 2021

       Jim Tananbaum
       Chief Executive Officer
       FS Development Corp. II
       900 Larkspur Landing Circle, Suite 150
       Larkspur, CA 94939

                                                        Re: FS Development
Corp. II
                                                            Registration
Statement on Form S-4
                                                            File No. 333-258442
                                                            Filed August 4,
2021

       Dear Dr. Tananbaum:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 4, 2021

       Exhibit 23.1 Consent of WithumSmith+Brown, PC, independent registered public accounting firm of FS Development Corp. II, page 1

   1. The audit report date of February 18, 2021 in the auditors' consent does not agree with the audit report date of
January 26, 2021 on page F-16. Please revise for consistency in your next amendment.
       Market and Industry Data, page 2

   2. Please amend your disclosure to clarify that you are liable for the market and industry data you included in your
registration statement.

       Questions and Answers About the Proposals
 Jim Tananbaum
FirstName LastNameJim
FS Development  Corp. II Tananbaum
Comapany 3,
September NameFS
             2021 Development Corp. II
September
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FirstName LastName
What equity stake will current stockholders of FS Development II and Pardes Equityholders hold in the Combined Entity after the Closing?, page 9

3. We note your disclosure regarding the ownership percentage with respect to the combined entity following the business combination. Please revise your disclosure to clarify the
         sponsor and its affiliates    total potential ownership interest in
the combined company,
         assuming exercise and conversion of all securities.
What interests do FS Development II's current officers and directors have in the Business
Combination?, page 12

4. We note your disclosure regarding current investments by the sponsor and its affiliates that are at risk and depend on completion of a business combination. Please revise your disclosure here and throughout the prospectus, as appropriate, to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the
         company   s officers and directors, if material.
5. We note your disclosure here and throughout the prospectus that entities affiliated with the sponsor and FS Development II's officers and directors have made an investment in shares of Series A Preferred Stock of the target. Please expand your disclosure regarding the
         sponsor   s ownership interest in the target company. Disclose the
approximate dollar value
         of the interest based on the transaction value and recent trading prices as compared to the price paid.
Summary of the Proxy Statement/Prospectus, page 19

6. Revise your summary to clearly state that PBI-0451 is currently in a pre-clinical stage and that you have not yet submitted an IND to the FDA. Additionally, determinations regarding safety, efficacy and approval are within the sole authority of the FDA. Remove all statements regarding the safety and efficacy of your product candidate, imply safety or efficacy, or predict safety, efficacy or FDA approval throughout your prospectus. For example:
             "Potential to address an area of high unmet medical need (page
21);"
             "Lead product candidate PBI-0451... may have significant benefits as an antiviral able to treat or prevent infection with SARS-CoV-2 and important emerging variants of concern (page 22):"
             "Pardes is well positioned to become a leader in treatment of prevention of infection with SARS-CoV2(page 22):"
             "Robust preclinical activity observed (page 22);"
             "Preclinical safety studies support entry into human trials (page
22);" and
             "in preclinical studies PBI-0451 demonstrated the potential to inhibit replication of a broad range of coronaviruses...(page 22)."
 Jim Tananbaum
FirstName LastNameJim
FS Development  Corp. II Tananbaum
Comapany 3,
September NameFS
             2021 Development Corp. II
September
Page 3    3, 2021 Page 3
FirstName LastName
         Please note that this list is for illustrative purposes and your filing contains additional inappropriate statements regarding safety, efficacy and lily FDA approval. You may replace statements of safety and efficacy with objective information about observations from your preclinical trials, as opposed to your conclusions drawn from such trials.

7. We note that on pages 233 and 234 you state there is an indication that substantial doubt exists related to the ability of Pardes to continue as a going concern. Please expand your disclosure in your Prospectus Summary as well as in your Risk Factors to include this information.
8. Please delete your statements that the financial and other terms of the Merger Agreement
         and the transactions contemplated thereby were the product of arm   s
length negotiations
         between FS Development II and Pardes. Such statements are inappropriate given Dr.
         Tananbaum's affiliation with both FS Development II and Pardes.
Impact of the Business Combination on FS Development II's Public Float, page 26

9. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a tabular presentation relating to redemptions showing a range of redemption scenarios, including an interim redemption level in addition to the minimum and maximum levels that you are already showing.
10. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
11. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Risk Factors
The Amended Bylaws will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States, page 96

12. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Special Meeting of FS Development II Stockholders
Vote of the Sponsor, Directors and Officers, page 101

13. We note that certain shareholders agreed to waive their redemption rights. Please describe
 Jim Tananbaum
FirstName LastNameJim
FS Development  Corp. II Tananbaum
Comapany 3,
September NameFS
             2021 Development Corp. II
September
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FirstName LastName
         any consideration provided in exchange for this agreement. Background of the Business Combination, page 117

14. Please disclose when you retained White & Case and engage Jeffries, SVB Leerink and
         Cooley.
15. We note that your IPO priced on February 16, 2021 and you decided to pursue a business combination with Pardes on February 17, 2021. Please expand the discussion to disclose any efforts to solicit interest in a business combination or accumulate a list of potential candidates. Your discussion should explain how the initial list of companies considered was produced.
16. Please expand your disclosure to quantify the number of acquisition candidates considered, explain how the list was narrowed to Pardes and the additional two candidates, and the information you had with respect to the candidates being considered.
         For example, your disclosure should explain if interested potential candidates submitted information about products/product candidates, financial statements, etc. and provide more information about the comparisons between the three candidates that were considered further scientific and those that were not with respect to the factors identified.
17. To what extent was the very early development stage of PBI-0451 considered in the decision to pursue Pardes as an acquisition candidate? Please disclose the number of product candidates the other acquisition candidates had in their respective pipelines and the development stages of such candidates.
18. Please clarify whether Dr. Tananbaum was involved in the determination of an enterprise value of $546 million.
The Business Combination Proposal
Reasons for Approval of the Business Combination, page 126

19. We note your disclosure here that "each of the Transaction Committee and the Board also considered that the Sponsor and certain of the officers and directors of FS Development II may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of our stockholders generally." Please revise to clarify how the board considered those conflicts in negotiating and recommending the business combination.
Opinion of H.C. Wainwright & Co., LLC, page 131

20. Please revise the selected companies analysis to identify the criteria used to select the companies used in the analysis. To the extent there were other companies that met the criteria used but were not included in the analysis, please disclose this information and explain why they were excluded from the analysis.
21. We note your disclosure regarding the selection criteria of the precedent transaction
 Jim Tananbaum
FirstName LastNameJim
FS Development  Corp. II Tananbaum
Comapany 3,
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             2021 Development Corp. II
September
Page 5    3, 2021 Page 5
FirstName LastName
         analysis. To the extent there were other transactions that met the criteria but were excluded from the analysis, please disclose this information and provide the basis for the exclusion.
Conditions to Closing , page 145

22.      Please clarify which conditions are subject to waiver.
Registration Rights Agreement, page 149

23. Please file this registration rights agreement as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601 of Regulation S-K.
Executive Officers and Directors of FS Development II
Conflicts of Interest, page 181

24. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Information about Pardes
Overview, page 190

25. We note your disclosure that in preclinical studies, PBI-0451 has "demonstrated activity supporting its potential to be an effective oral direct acting antiviral" and that you believe that "PBI-0451 has the potential to be an effective oral DAA." Conclusions regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to the statements noted above, to eliminate the implication that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, you may note that a candidate was well tolerated, the absence of serious adverse events or the number of trial participants who met the identified trial endpoints.
Our Approach, page 197

26. Your statement that you believe your platform allows you to rapidly find potentially "best-
         in-class" compounds implies the likelihood of regulatory approval and comparisons to other product candidates. Please remove the "best-in-class" reference as the statement is speculative in light of the regulatory status of the product candidate you are currently pursuing.
27. In your discussion of the non-clinical and preclinical trials for PBI-0451 conducted to
 Jim Tananbaum
FirstName LastNameJim
FS Development  Corp. II Tananbaum
Comapany 3,
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             2021 Development Corp. II
September
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FirstName LastName
         date as well as the phase 1 clinical trials that you are planning for this lead program, please revise your disclosure to specify the primary and secondary endpoints of the different trials, the results as they relate to the endpoints and any statistical analysis that was done or will be done.
28. We note your tables 1 and 2 showing the biochemical activity and cell culture activity of
         PBI-0451, respectively. Please revise to include an explanation of the measurement ranges shown in the tables and their significance with respect to the biochemical and cell culture activity of PBI-0451. For example, please explain why the line for SARS-CoV-2 is shown in bold in Table 1.
Intellectual Property, page 201

29. We note your disclosure of your pending patent estate for PBI-0451 as well as for your platform and discovery pipeline. Please revise to disclose for each material patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, the expiration dates, and applicable material jurisdictions, including specific foreign jurisdictions.
Certain Relationships and Related Person Transactions
FS Development II, page 264

30. We note your discussion here regarding how the number of founders shares outstanding was determined to represent 20% of the issued and outstanding shares of common stock after the IPO. We also note your disclosure on page F-14 that "In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock issued and outstanding (excluding the Private Placement Shares) after such conversion." We understand the sponsor may receive additional securities pursuant to an
         anti-dilution adjustment based on the company   s additional financing
activities. Please
         quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
31. We note in your disclosure on page 265 that certain affiliates of the sponsor will participate in a private placement PIPE investment that will occur concurrently with the consummation of the business combination. Please highlight material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jim Tananbaum
FS Development Corp. II
September 3, 2021
Page 7

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kristen Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameJim Tananbaum
                                                           Division of
Corporation Finance
Comapany NameFS Development Corp. II
                                                           Office of Life
Sciences
September 3, 2021 Page 7
cc:       Joel Rubinstein
FirstName LastName